Next Technology Holding Inc.

January 17, 2025

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Item 4.02 Form 8-K filed on December 12, 2024 Item 4.02 Form 8-K/A filed on January 2, 2025 File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 13, 2025, with respect to the Form 8-K of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) originally filed on December 12, 2024 and amended on January 2, 2025 (the “Q2 8K”). For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Amendment No.2 to the Q2 8-K (the “8-K Amendment”), which are filed concurrently with the submission of this letter.

Item 4.02 Form 8-K/A Filed on January 2, 2025

General

1.	We note from the revised disclosure in this Form 8-K/A, on December 10, 2024, the audit committee after discussion with management, and in consultation with your independent registered public accounting firm, concluded that the June 30, 2024 Form 10-K could no longer be relied upon. Considering you filed restated June 30, 2024 financial statements on September 20, 2024, it remains unclear why management was unable to conclude that those financials statements could not longer be relied upon at the time the Form 10-Q/A was filed. Please further explain or revise your Form 8-K accordingly.

Response: In response to Staff’s comment, we have revised our disclosure on page 2 of the 8-K Amendment.

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Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan